FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2007

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ w Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is the script related to Registrant’s conference call held on November 13, 2007 after the announcement of Registrant’s results for the quarter ending September 30, 2007.

This report on Form 6-K is being incorporated by reference into the Registration Statements on Form S-8 (Registration Nos. 333-96630, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: November 15, 2007

Final CONFERENCE CALL SCRIPT
November 2007

Ayelet Shaked

Good morning and good afternoon. Thank you for joining us today for Gilat’s third quarter 2007 results conference call. Before we get started I’d like to remind everyone that today’s call contains forward looking statements. Such forward looking statements involve risks and uncertainties. The actual results may differ materially from such forward looking statements. Gilat Satellite Networks Ltd. does not undertake to publicly or privately update or revise its forward looking statements even if experience or future changes make it clear that any projected results, expressed or implied, will not be realized.

That said, on the call this morning is Gilat’s Chairman of the Board and Chief Executive Officer, Amiram Levinberg and Tal Payne, Chief Financial Officer. Amiram?

Amiram

Thank you, Ayelet. Good day everyone.

For today’s call, I will go over our business highlights for the third quarter, key financial indicators, and market trends.

After this, Tal will take you through the detailed financial results and then I’ll summarize. We will open the floor for questions right after this.

Gilat has had another strong quarter in Q3 2007 with good results and improvements in all key financial indicators.

Looking at a snapshot of the quarter, we had several important achievements which I will take you through briefly for now. I will elaborate on these later on in the call.

We had a strong quarter in the Government sector.

We provided a VSAT network for a leading on-line lottery system provider and equipment to a specialized service provider in the oil& gas industry.

We also provided a custom satellite communications network for the U.S. Postal Service, covering over 5,000 Postal Service sites across the U.S.

We received an order for business continuity satellite services from a government agency in the U.S.

Our subsidiary, Spacenet was awarded a GSA Schedule Contract for Satellite Communications Products and Services, essentially making it a certified vendor for the U.S. Government.

In Emerging markets we had a strong quarter especially in Russia and Latin America.

And last but not least, we have just announced our new product, SkyEdge II and I’ll take this opportunity to elaborate on it.

Moving to the financial indicators summary slide, you can see a trend of sequential improvement in revenues and net income.

Revenues increased from $63.8 million in the third quarter of 2006 to $71.5 million in this quarter, reflecting a 12 % year over year increase. Our net income also significantly increased from $2.7 million in the third quarter of 2006 to $5.9 million in the present quarter on a GAAP basis. Tal will go into more details on our financials a bit later.

Just as a reminder, Gilat operates under three business units: Gilat Network Systems or GNS, an equipment provider to operators world-wide, Spacenet Inc., a service provider in North America, and Spacenet Rural a service provider, primarily in Latin America.

Now, delving into a little more detail on our business this quarter, I will begin with the developed markets;

During the quarter, Spacenet signed a new multi-year contract with a leading lottery systems integrator to provide VSAT equipment and network management services for an on-line State lottery. .

Spacenet also signed a contract to provide two SkyEdge private-network hubs and terminals to NPL- a data and voice service provider, specialized in the oil & gas industry. NPL intends to use the second hub for disaster recovery. This is an example of Spacenet selling to other service providers, specializing in niche markets.

Now, moving to the US Government segment, we recently announced our U.S. Postal Service, or USPS deal, a very significant contract in which,. Spacenet, is working with Verizon Business to deploy a custom satellite network for USPS. This recent win includes new sites’ installation and new customer applications. While USPS is a long-standing customer, for this contract, we went through a new tender process which took approximately two years to complete.

The new satellite network for USPS will provide high performance broadband communications for over 5,000 newly installed Postal Service sites in the continental United States, Hawaii, Alaska and Puerto Rico.

In addition, the satellite network will support on-demand back-up communications for a number of larger USPS facilities, as well as portable communications for the US Postal Inspection Service fleet of more than 20 incident response vehicles.

Spacenet is providing a fully managed satellite communications service based on the Gilat SkyEdge™ VSAT platform and utilizing a combination of individual SkyEdge satellite modems and the router integrated Cisco VSAT Network Module. The USPS satellite network will support a wide range of applications including an innovative video relay service (VRS) for deaf and hard-of-hearing postal employees, multicast content delivery, real-time video broadcasting, VoIP based digital telephone services, as well as routine data transport and point-of-sale transactions.

In the future, we see a potential to expand this network to large post office sites for business continuity applications.

For over a year now, Spacenet has stepped up its efforts to meet the demands of federal and civilian agencies and state and local government clients with the launch of new products and services and systems integration capabilities. Recently, Spacenet also has been awarded a contract to build a custom satellite network for a large government agency with over a hundred sites. The supported services include both carrier class voice and broadband data communications. The major purpose of this new network is to supply business continuity. It uses the Cisco IP VSAT Network ModuleTM, in conjunction with a Gilat SkyEdge VSAT system, including network operations and management by Spacenet.

As part of Spacenet’s focus on the U.S. government segment, Spacenet has applied and recently received a GSA schedule. This new GSA schedule facilitates a simplified ordering process which enables government customers and agencies at all levels to have easy access to Spacenet’s high-performance commercial-off-the-shelf satellite communications services and equipment.

We believe that the GSA schedule contract will lead to enhanced activity in this segment.

Now turning to Emerging Markets. In Russia we announced three important deals this quarter. We continue to provide technology which assists in bridging the digital divide among citizens and announced, in that context, that Global-Teleport, is deploying a broadband satellite communications network for the Russian Ministry of Education based on Gilat’s SkyEdge systems. Initiated by the Russian Government, the Education Project guarantees broadband Internet access for Russian schools.

Gilat has approximately 6,500 SkyEdge IP VSATs under deployment in Russia’s remote schools in the Siberian, Far East and other remote regions in Russia which are providing two-way broadband Internet access, multimedia applications, video-conferencing and VoIP support for future use.

Another equality project we announced is a USO expansion project for North-West Telecom, one of Russia’s largest telecommunications companies. North-West telecom is expanding its Gilat SkyEdge satellite network to bring telephony and broadband Internet services to four new regions – Murmansk, Karelia, Komi and Vologda.

North-West Telecom originally deployed a SkyEdge VSAT network earlier this year to serve the Arkhangelsk region. North-West Telecom’s deployment of the SkyEdge VSAT network fulfills a Universal Service Obligation (USO) to meet the modern telecommunications requirements of rural communities.

We also announced a strategic project with Russia’s largest electric utility company- FSK, which serves more than 140 million Russian citizens. Gilat is deploying a SkyEdge broadband satellite communications network for FSK.

FSK will use the SkyEdge VSAT network for supervisory control and data acquisition (SCADA) and satellite telephony applications initially at 650 locations nationwide. In addition, the network will be used for VPN applications enabling secure network services to be transmitted between FSK’s electric facilities.

VSAT technology provides FSK and other utilities distinct benefits over terrestrial alternatives. These benefits include ubiquity, high-speed connectivity, rapid network rollout and very high network uptime – all while reducing telecommunications costs.

Now moving to Africa. We are experiencing growth and enhanced activity in Africa and we are currently implementing a variety of projects serving a diverse customer base. I hope to be able to provide more information on these projects in future calls. We also had a strong quarter from GNS in Latin America. The strongest sales were in Brazil and Mexico. In Brazil we continued to enhance our cooperation with TeleSP (Telefonica Sao Paulo), whose customer is rolling out a large network project based on our technology.

In addition to increased GNS business in Latin America, in the aftermath of Peru’s earthquake in August, our Spacenet Rural business unit contributed to the country’s disaster recovery efforts by deploying a SkyEdge VSAT network and offering free telephony services. Spacenet Rural worked closely with Peru’s Civil Defense Institute to deploy Gilat’s VSAT systems in the army bases of the country’s affected zones and in the central office in Lima.

Phones connected to the army’s VSAT network provided the primary communications channels in the days following the disaster and are being used up until now. In addition, in the days following the earthquake, all Spacenet Rural telephony services were free for use throughout the country and remained free to citizens in the country’s affected zones for weeks afterwards.

In Colombia, most of our Spacenet Rural activity consists of operating subsidized projects for the government. As per these projects, the Colombian government has transferred approximately 70 Million dollars to trust accounts. The money is released from the trusts based on a schedule of payments and meeting certain operational milestones. Until now approximately 51 Million dollars has been released from the trusts to Gilat. Currently an amount of approximately 7 million dollar is not being released from the trusts as Gilat Colombia hasn’t fully met certain operational milestones imposed by the government. The Colombian government and the Company have recently agreed to re-negotiate certain terms of the contracts, including the operational milestones criteria going forward, so that they better reflect the current telecom and business environment in Colombia. The government has informed us that until such renegotiations are complete, it will grant us partial payments based on a certain formula. We continue to work closely with the Colombian Government and hope to have the matter settled in the coming moths.

Since the partial payment has not yet been received and the amended contract has not yet been signed, we have deferred a portion of the revenues from these projects, as will be described in a short while by Tal.

One of our most significant highlights this quarter is the introduction of SkyEdge II, an advanced VSAT platform based on next generation technology, with higher efficiencies and full adaptivity for both the inbound and outbound channels.

Designed for diverse environments including enterprises, rural networks, cellular backhaul and government network applications, it is an excellent solution for broadband IP networks with high-speed inbound requirements, providing inbound data rates of up to 4Mbps and outbound bit rates of up to 135Mbps.

Other benefits of the system include:

–	Reduced space-segment costs through a highly efficient design that features outbound modulation of up to 32APSK and inbound modulation of up to 8PSK.
–	Full modulation and coding adaptivity for both outbound and inbound channels, resulting in bandwidth savings of more than 50 percent compared to previous implementations.
–	It’s based on next generation technology including DVB-S2-ACM for the outbound channel and DVB-RCS for the inbound channel.
–	The system is based on the Gilat SkyEdge unified platform that supports multiple services and VSAT types on the same hub.
–	As a fully scalable system, SkyEdge II is suitable for small networks numbering dozens of sites, which have small initial space-segment requirements starting. It is also suitable for very large networks – up to 32,000 VSATs – which require a fully saturated transponder.

We have already received first orders for SkyEdge II from leading service providers in Asia, Europe, Latin America and Africa.

That concludes our business overview. Now I would like to hand over the call to Tal Payne, our CFO, who will review the financials. Tal?

Thank you very much Amiram. Good morning and afternoon everyone.

I would like to share with you our third quarter results and provide details of the financials.

Before I’ll go over the numbers, let me remind you that our GAAP financial results include the impact of SFAS-123R, the inclusion of stock based compensation expenses in the P&L. In our press release, which has been posted on our website, we are presenting GAAP and non-GAAP results and reconciliation tables which highlight this data.

Now, let me share with you the financial highlights for the third quarter of 2007.

Revenues for the third quarter were $71.5 million, compared to $63.8 million in the third quarter of 2006, an increase of 12%.

This increase comes from most regions and specifically from Africa, Latin America, Russia and North America. GNS business unit experienced significant Growth in Africa, Latin America, and Russia while Spacenet Inc. enjoyed growth resulting mainly from the implementation of the USPS network. This increase was somewhat offset by the reduced revenues of Spacenet Rural’s Colombian projects, Compratel.

This quarter, as a result of the condition in Colombia described by Amiram, we deferred revenues from the projects, in the amount of $2.7 million, ensuring that accumulated revenues recognized from the projects will not exceed the accumulated amounts released from the trust.

GAAP net income for the third quarter of 2007 was $5.9 million or 14 cents per diluted share, compared to a net income of $2.7 million or 11 cents per diluted share for the third quarter of 2006.

Non-cash stock option expenses accounted for $0.3 million in this quarter compared to $0.7 million in the comparable period of 2006. This decrease represents our tendency to replace option grants with monetary incentives. Non-GAAP net income, excluding non-cash stock option expenses, was $6.1 million in the quarter, or 15 cents per diluted share compared to a net income of $3.5 million or 13 cents per diluted share for the third quarter of 2006.

Our gross margin for the third quarter was approximately 36%, an increase from approximately 35% in the third quarter of 2006.

As a reminder, our gross margin is affected by our mix of products and services, the regions in which we sell, and the size of the transactions.

Net R&D expenses increased from $3.2 million in Q3 2006 to $3.6 million this quarter, as a result of headcount growth and reduced grants. On an annual basis we anticipate to maintain the same level of grants as in 2006.

Our operating income for the quarter on a GAAP basis totaled $4.8 million, up from $3.7 million in the third quarter of 2006, representing a 31% increase.

Our net financial income and other for this quarter was $1.1 million, compared to financial income of 60 thousand dollars in the same quarter in 2006. This significant increase is attributed mainly to York’s conversion of its loan on September 30, 2006 and the increase in our cash balances.

At the end of the quarter, our cash balances, including marketable securities and restricted cash amounted to $189.1 million. During this quarter the company paid $4.6 million in principal loans. Also this quarter, our deferred revenues decreased as a result of the recognition of revenues for which the collection occurred in previous quarters.

Our trade receivables at the end of the quarter were $43.5 million, representing DSOs of less than 60 days. The increase in account receivable is attributed to strong GNS sales this quarter.

Our inventories were reduced to $20.6 million, down from $21.5 million at the end of the previous quarter.

Our shareholder’s equity continued to increase from $224.3 million at the end of the second quarter to $232.1 million at the end of the third quarter.

Well, that's all for me. Now let's turn the call over to Amiram. Amiram, please.

Amiram:

Thank you Tal,

Before I conclude, as you probably recall, in our conference call in May we confirmed that we had received an offer from Mivtach Shamir and I stated that our board of directors was considering its options. I will preempt questions on this subject by telling you that our board of directors has spent considerable time on this matter with our consultants and continues to evaluate what it considers in the best interests of our shareholders and the company. . I expect that our board will have reached conclusions on this matter fairly soon and at latest by year end.

That concludes our review of the quarter. We would now like to open the floor for questions. Operator?

So once again, I’d like to thank you for joining us for this quarter’s call. Good afternoon and good bye.